SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding status on pre-conditions/extension of long stop date in connection with the pre-conditional voluntary general offer for China Gas Holdings Limited, which announcement is jointly made by ENN Energy Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on August 7, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors

Date: August 7, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR CHINA GAS HOLDINGS LIMITED
STATUS OF PRE-CONDITIONS/EXTENSION OF LONG STOP DATE

ENN Energy Holdings Limited (“ ENN Energy ”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together, the “Offerors”) wish to announce that the Offerors have agreed to extend the Long Stop Date to September 6, 2012.

The Offerors refer to (i) the announcement jointly published by ENN Energy and Sinopec Corp. dated December 12, 2011 (the “Offer Announcement”) in respect of the Offers and (ii) the announcements jointly published by the Offerors dated March 7, 2012, March 19, 2012, April 30, 2012 and July 6, 2012, respectively.

Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

STATUS OF PRE-CONDITIONS

The Offerors have submitted their applications or notifications in respect of all such Required Approvals in the PRC which can be submitted at this juncture under PRC laws and regulations, including applications or notifications to the relevant authorities including NDRC, MOFCOM and SASAC. Since the announcement jointly published by the Offerors dated July 6, 2012, the Offerors have continued to work towards the satisfaction of all the Pre-Conditions. There is no material update on the Pre-conditions since the announcement by the Offerors dated July 6, 2012.

As of the date of this announcement, the Offerors have not received any written approvals or authorizations from the Relevant Authorities. With respect to clearance under the PRC Anti Monopoly Law, pursuant to the notification dated June 29, 2012 by MOFCOM, the joint application by the Offerors is under review by MOFCOM in accordance with Article 26 of the PRC Anti Monopoly Law (“Article 26”) and according to Article 26, the review period may be extended for not more than 60 days. Other than with respect to the clearance under the PRC Anti Monopoly Law, there is no statutory deadline under PRC laws and regulations as to when the Offerors will receive written approvals or authorizations from the Relevant Authorities in respect of the Required Approvals.

EXTENSION OF THE LONG STOP DATE

In light of the above and in accordance with the terms of the Offer Announcement, the Offerors have agreed to extend the Long Stop Date for a one-month period until September 6, 2012 to facilitate the review by the Relevant Authorities of the applications for the Required Approvals. The Offerors will announce any material development as and when appropriate. In accordance with the terms of the Offer Announcement, the Offerors may further extend the Long Stop Date by mutual agreement. The Offerors hereby reserve their right to further extend the Long Stop Date.

Under Note 2 to Rule 8.2 of the Takeovers Code, the Executive of the Securities and Futures Commission (the “Executive”) may grant a waiver regarding the date of despatch of the offer document if the making of an offer is subject to the prior fulfillment of a pre-condition and the pre-condition cannot be fulfilled within 21 days of the date of the announcement of the terms of the offer such that normally, the posting date for the offer document be within seven days of fulfillment of the pre-condition. The Executive has indicated to the Offerors that it may or may not grant a further extension of the deadline for despatch of the offer document beyond September 6, 2012 unless there are sufficient reasonable grounds for it to do so. All the Offerors’ rights are reserved.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and if made, may or may not become unconditional. If the Pre-Conditions are not satisfied on or before the revised Long Stop Date and the Offerors have not further extended the Long Stop Date by then, the Offers will not be made by the Offerors and the Transaction will not be implemented (unless the Offerors further extend the Long Stop Date). The Offerors will issue a further announcement as soon as practicable if they agree to further extend the Long Stop Date. China Gas Shareholders, China Gas Optionholders and

potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, August 7, 2012

By order of the Board of Directors of ENN Energy Holdings Limited Cheng Chak Ngok Executive Director and Company Secretary	By order of the Board of Directors of China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#     Executive Director

*     Non-executive Director

+     Independent Non-executive Director